Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 7, 2024

Re:	Concreit Series LLC
Post-Qualification Amendment No.1 to
Offering Statement on Form 1-A
Filed September 19, 2024
File No. 024-12508

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Series LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated September 30, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12508) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on September 19, 2024. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Offering Statement on Form 1-A

i.	Unaudited Pro Forma Combined Financial Statements, page 14

1. Comment: Please include the pro forma financial information for Concreit Series 7260 Scotlyn Way White House TN, as this appears to be material to the company, or advise.

Response: Please be advised that the requested task has been completed. Financial information for Concreit Series 7260 Scotlyn Way White House TN as of June 30, 2024 has been incorporated into the Unaudited Pro Forma Combined Financial Statements.

ii.	General

2. Comment: In your next amendment, please include your interim financial statements as of a date no earlier than six months after your most recently completed fiscal year end. Refer to Part F/S (b)(3)(B), (b)(5) and (c)(1)(i) of Form 1-A.

Response: Please be advised that the requested task has been completed. The updated financial information requested in comment #1 has been provided through June 30, 2024.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call me at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Re: Response Letter
October 7, 2024

Very truly yours, Concreit Inc. /s Sean Hsieh Sean Hsieh sean@concreit.com (530) 400-7784

Enclosures